MICHAEL KORS HOLDINGS LIMITED
c/o Michael Kors Limited
Unit 1902, 19/F, Tower 6
The Gateway, Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

October 22, 2013

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Tia L. Jenkins

Re:	Michael Kors Holdings Limited
Response to Comment Letter, dated October 11, 2013, to
Company Response Letter, dated October 3, 2013, relating to
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed May 29, 2013 (File No. 001-35368)

Ladies and Gentlemen:

On behalf of Michael Kors Holdings Limited (the “Company”), below please find responses from the Company to comments received from the Staff of the U.S. Securities and Exchange Commission on October 11, 2013 to the Company’s response letter, dated October 3, 2013, relating to the Form 10-K for the fiscal year ended March 30, 2013 (File No. 001-35368), filed with the Commission on May 29, 2013.  The discussion below is presented in the order of the numbered comments in the comment letter.

Form 10-K for the Fiscal Year Ended March 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

General Definitions for operating results, page 27

1.
We note your response to prior comment 3 from our letter dated September 25, 2013 and see that you have provided proposed disclosure indicating that certain costs are not included in costs of goods sold and that your costs of goods sold may not be comparable to that of other entities. However, your proposed disclosure does not state that your gross

U.S. Securities and Exchange Commission
October 22, 2013

profit may not be comparable to those of other entities. Please revise your proposed disclosure accordingly. In addition, your revised disclosure should also indicate that depreciation and amortization are not included in cost of goods sold or gross profit.

Response to Comment 1:

The Company acknowledges the Staff’s request for additional disclosure in its definition of gross profit and will revise the disclosure in future fillings as set forth below (revisions underlined):

Gross profit is total revenue (net sales plus licensing revenue) less cost of goods sold. As a result of retail store operating and occupancy costs being excluded from our cost of goods, our gross profit may not be comparable to that of other entities that have chosen to include some or all of those expenses as a component of their gross profit.

With respect to the Staff’s comment concerning the disclosure of depreciation and amortization, please see the Company’s response to Comment 2 below.

Consolidated Statements of Operations and Comprehensive Income, page 46

2.
We note cost of sales in your statement of operations exclude charges for depreciation and amortization. Please tell us how your presentation of cost of goods sold complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings.

Response to Comment 2:

In response to the Staff’s request that the Company explain how its presentation of cost of goods sold complies with the guidance set forth in SAB Topic 11.B, the Company respectfully advises the Staff that, since the Company’s products are sourced from third party manufacturers, the only costs that are directly or indirectly related to bringing the Company’s products to their existing location and condition are those described in the revised definition of Cost of goods sold. Consistent with those filers who are not manufacturers, the Company did not include depreciation and amortization in cost of goods sold because they were not directly or indirectly related to bringing the products to their existing location and condition and therefore the Company does not believe that SAB Topic 11.B is applicable in this context.

Schedule 14A filed June 18, 2013

Certain Relationships and Related Person Transactions, page 26

3.
We note your response to comment 2 of our letter dated September 25, 2013 and the draft language disclosing each related party’s ownership interest in Michael Kors Far East Holdings Limited. Please also provide the disclosure required by Item 404(a)(4) of Regulation S-K regarding the dollar value of each related party’s interest in the Far East

U.S. Securities and Exchange Commission
October 22, 2013

Licensing Agreements, as previously requested. Please provide us with draft disclosure for inclusion in future filings.

Response to Comment 3:

For the fiscal year ended March 30, 2013, Sportswear Holdings Limited, Michael Kors and John D. Idol owned 63.4%, 14.3% and 8.1%, respectively, of the ordinary shares of Michael Kors Far East Holdings Limited. Based solely on the related party’s ownership interest in Far East Holdings and the royalties waived under the Far East Licensing Agreements  in the amount of $343,813 in fiscal 2013, the dollar value of Sportswear Holdings Limited’s, Mr. Kors’ and Mr. Idol’s interest in the Far East License Agreements was $217,977, $49,165 and $27,849, respectively. In response to the Staff’s comment, the Company will include the following disclosure in future filings (revisions underlined):

For the fiscal year ended March 30, 2013, Sportswear Holdings Limited, Michael Kors and John D. Idol owned 63.4%, 14.3% and 8.1%, respectively, of the ordinary shares of Michael Kors Far East Holdings Limited (“Far East Holdings”). We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have certain exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met. Pursuant to the Far East Licensing Agreements, we waived the royalty on all net sales of licensed products by the Licensees prior to April 1, 2013. The royalty waived on net sales of licensed products for fiscal 2013 was $343,813. Based solely on Sportswear Holding Limited’s ownership interest in Far East Holdings and the royalties due under the Far East Licensing Agreements, the dollar value of its interest as of the end of fiscal 2013 in the Far East License Agreements was $217,977.

The Company has omitted from this disclosure the dollar value of each of Messrs. Kors’ and Idol’s interest in the Far East Licensing Agreements for fiscal 2013 since such dollar value was less than $120,000 for each of them.  The Company will disclose the dollar value of each of Michael Kors’ and John Idol’s interest in the Far East Licensing Agreements in future filings where such disclosure is required.

* * * *

U.S. Securities and Exchange Commission
October 22, 2013

If you have any questions concerning the above responses, please do not hesitate to contact me.

Sincerely,

/s/ Joseph B. Parsons

Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer